UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Yield10 Bioscience, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
98585K862
(Cusip Number)
Jack W. Schuler 100 N. Field Drive, Suite 360 Lake Forest, Illinois 60045 (224) 880-1210
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
October 18, 2022**
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.
** This constitutes a late filing due to inadvertent administrative error.  See the Preliminary Note.

(Continued on following pages)
Page 1 of 17 Pages
Exhibit Index Found on Page 11

13D
CUSIP No. 98585K862

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 996,955 Shares (as defined in Item 1) and hold certain warrants currently exercisable for up to an aggregate of 398,384 Shares, together representing aggregate beneficial ownership of 21.7% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,395,339 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,395,339 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,395,339 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes (i) 4,009 Shares acquirable within 60 days of the date hereof upon the exercise of 2017 Warrants (as defined in the Preliminary Note), and (ii) 394,375 Shares acquirable within 60 days of the date hereof upon the exercise of 2019 Series B Warrants (as defined in the Preliminary Note).  Excludes 335,570 Shares acquirable upon the exercise of 2023 Warrants (as defined in the Preliminary Note), which are not exercisable within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 6,019,595 Shares outstanding as of May 10, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 12, 2023.

Page 2 of 17 Pages

13D
CUSIP No. 98585K862

1	NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 996,955 Shares (as defined in Item 1) and hold certain warrants currently exercisable for up to an aggregate of 398,384 Shares, together representing aggregate beneficial ownership of 21.7% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,361,340 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,361,340 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,340 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes (i) 4,009 Shares acquirable within 60 days of the date hereof upon the exercise of 2017 Warrants (as defined in the Preliminary Note), and (ii) 394,375 Shares acquirable within 60 days of the date hereof upon the exercise of 2019 Series B Warrants (as defined in the Preliminary Note).  Excludes 335,570 Shares acquirable upon the exercise of 2023 Warrants (as defined in the Preliminary Note), which are not exercisable within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 6,019,595 Shares outstanding as of May 10, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 12, 2023.

Page 3 of 17 Pages

13D
CUSIP No. 98585K862

1	NAMES OF REPORTING PERSONS Schuler Education Foundation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 996,955 Shares (as defined in Item 1) and hold certain warrants currently exercisable for up to an aggregate of 398,384 Shares, together representing aggregate beneficial ownership of 21.7% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,999
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% [1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1 The percentages set forth herein are calculated based on 6,019,595 Shares outstanding as of May 10, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 12, 2023.

Page 4 of 17 Pages

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on August 29, 2014, as amended and supplemented by Amendment No. 1 thereto filed on June 23, 2015, Amendment No. 2 thereto filed on -----August 2, 2017, Amendment No. 3 thereto filed on June 26, 2019, Amendment No. 4 thereto filed on February 6, 2020, Amendment No. 5 thereto filed on February 13, 2020, Amendment No. 6 thereto filed on August 31, 2020 and Amendment No. 7 thereto filed on February 5, 2021 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

Previously Reported and Current Beneficial Ownership Percentages

Amendment No. 7 to the Prior Schedule 13D reported that as of February 5, 2021, the Reporting Persons beneficially owned an aggregate 1,735,443 Shares; such amount represented 31.9% of the Shares outstanding as of such date.  Subsequently, certain of the Reporting Persons engaged in sales of Shares and a purchase of Shares such that, as of the date hereof, the Reporting Persons beneficially own an aggregate 1,395,339 Shares, representing 21.7% of the Shares outstanding.

Inadvertent Failure to Report Certain One-Percent Aggregate Dispositions

Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that if any material change occurs in the facts set forth in a reporting person’s Schedule 13D, including any material increase or decrease in the percentage of the class beneficially owned, such reporting person promptly shall file an amendment to such Schedule 13D.  Rule 13d-2(a) further provides that an acquisition or disposition of securities in an amount equal to one percent or more of the class of securities shall be deemed “material” for purposes of the foregoing amendment requirement.  Due to inadvertent administrative error, the Reporting Persons failed to file four such amendments to the Prior Schedule 13D to report aggregate dispositions of Shares representing one percent or more of the Shares then outstanding.  This Amendment has the purpose, among other things, of reporting each such one-percent aggregate disposition of Shares attributable to such sales.  See Schedules A-D hereto and their accompanying Explanatory Note.

Securities Holdings Resulting in Current Beneficial Ownership of Shares

As of the date hereof: (i) the Trust holds 962,956 Shares; (ii) the Foundation holds 33,999 Shares; (iii) the Trust holds 160,392 Common Stock Warrants (the “2017 Warrants”), issued on July 7, 2017 and expiring on January 7, 2024, each of which is currently exercisable to purchase 1/40th of a Share, for a total of up to 4,009 Shares; and (iv) the Trust holds 3,155 Series B Warrants (the “2019 Series B Warrants”), issued on November 19, 2019 and expiring on May 19, 2027, each of which is currently exercisable to purchase 125 Shares, for a total of up to 394,375 Shares.

The 2017 Warrants and the 2019 Series B Warrants (together, the “Exercisable Warrants”) are exercisable within 60 days of the date hereof.  Accordingly, pursuant to Rule 13d-3(d) under the Exchange Act, the Trust currently is deemed to have beneficial ownership of the aggregate 398,384 Shares acquirable upon exercise of the Exercisable Warrants held by the Trust.

Securities Holdings Not Resulting in Current Beneficial Ownership of Shares

In addition, the Trust holds 335,570 Common Stock Warrants (the “2023 Warrants”), issued on May 5, 2023 and expiring on November 6, 2028, each of which becomes exercisable on November 6, 2023 to purchase one Share.  Because the 2023 Warrants are not exercisable within 60 days of the date hereof, the Trust is not currently deemed to have beneficial ownership of the aggregate 335,570 Shares acquirable upon exercise of the 2023 Warrants held by the Trust.

Page 5 of 17 Pages

Item 1. Security and Issuer

This Amendment hereby amends and restates Item 1 of the Prior Schedule 13D in its entirety as follows:

“This statement relates to shares of common stock, par value $0.01 per share (the “Shares”), of Yield10 Bioscience, Inc. (the “Issuer”).  The principal executive office of the Issuer is 19 Presidential Way, Woburn, MA 01801.”

Item 2. Identity and Background

This Amendment hereby amends and restates Item 2 of the Prior Schedule 13D in its entirety as follows:

“
(a)
This Schedule 13D is being filed by Jack W. Schuler (“Mr. Schuler”), the Jack W. Schuler Living Trust (the “Trust”), and the Schuler Education Foundation (the “Foundation”).  Mr. Schuler, the Trust, and the Foundation are together referred to herein as the “Reporting Persons.”

(b)	The address of the principal business office of each of the Reporting Persons is 100 N Field Drive Suite 360, Lake Forest, IL 60045.

(c)	Each of Mr. Schuler and the Trust is principally engaged in the business of investing in securities. The Foundation is a tax-exempt private operating foundation.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schuler is a citizen of the United States. Each of the Trust and the Foundation is organized under the laws of the State of Illinois.”

Item 3. Amount of Funds or Other Consideration

This Amendment hereby amends and restates Item 3 of the Prior Schedule 13D in its entirety as follows:

“All purchases of Issuer securities by the Trust and the Foundation, as the case may be, have been funded from such respective entity’s available investment capital.”

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

On May 5, 2023, the Trust purchased from the Issuer 335,570 Shares and 2023 Warrants to purchase 335,570 Shares, in each case pursuant to the May 2023 Purchase Agreement (as defined and further described in Item 6 below).

Each of the Reporting Persons acquired the securities of the Issuer held by it for investment purposes.  None of the Reporting Persons has made a determination regarding a maximum or minimum amount of Shares or other securities of the Issuer that it may hold at any point in time.  At any time and from time to time, one or more of the Reporting Persons may engage in communications with the Issuer’s management concerning, among other things, the Issuer’s strategy, operations, capital structure, and other matters relating to the Issuer’s business and/or securities.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending upon various factors, including, without limitation, any such communications with management, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, and price levels of the Shares and other securities of the Issuer, the Reporting Persons in the future may take such actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing or selling securities of the Issuer, engaging in hedging transactions with respect to securities of the Issuer, and taking such other actions as the Reporting Persons may consider appropriate for the purpose of maximizing the value of the Reporting Persons’ investment position in the Company.

Page 6 of 17 Pages

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“Mr. Schuler

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schuler is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 6,019,595 Shares outstanding as of May 10, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2023.

(c)	None.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of Exercisable Warrants.  The Foundation has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it.  Mr. Schuler is the sole trustee of the Trust and the President of the Foundation.

(e)	Not applicable.

The Trust

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Trust is incorporated herein by reference.
(c)
On May 5, 2023, the Trust purchased from the Issuer 335,750 Shares for a purchase price $2.98 per Share, and 2023 Warrants to purchase 335,570 Shares at an exercise price of $2.98 per Share.  The Trust acquired such Shares from the Issuer in a registered direct offering and acquired such 2023 Warrants from the Issuer in a concurrent private placement.  Other than the foregoing, the Trust has not effected any transactions in the Shares during the 60 days prior to the date hereof.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of Exercisable Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

Page 7 of 17 Pages

The Foundation

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Foundation is incorporated herein by reference.
(c)	None.

(d)	The Foundation has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it. Mr. Schuler is the President of the Foundation.
(e)	Not applicable.

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 1,395,339 Shares, representing 21.7% of the Shares outstanding.  This amount consists of: (i) 962,956 Shares held by the Trust; (ii) 4,009 Shares acquirable by the Trust upon the exercise of 2017 Warrants; (iii) 394,375 Shares acquirable by the Trust upon the exercise of 2019 Series B Warrants; and (iv) 33,999 Shares held by the Foundation.  As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Trust or acquirable by the Trust upon the exercise of Exercisable Warrants.  As President of the Foundation, Mr. Schuler shares with the Foundation the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Foundation.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

May 2023 Purchase Agreement

On May 5, 2023, the Trust purchased from the Issuer 335,750 Shares and 2023 Warrants to purchase 335,570 Shares.  Such purchases were effected pursuant to a Securities Purchase Agreement, dated as of May 3, 2023 (the “May 2023 Purchase Agreement”), among the Issuer, the Trust, and the other parties thereto.  The May 2023 Purchase Agreement contains customary terms and conditions.

The foregoing description of the May 2023 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the May 2023 Purchase Agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 4, 2023 and is hereby incorporated herein by reference.

Page 8 of 17 Pages

2023 Warrants

In a concurrent private placement effected pursuant to the May 2023 Purchase Agreement, on May 5, 2023 the Issuer issued to the Trust Common Stock Purchase Warrants (the “2023 Warrants”) entitling the holder thereof to purchase 335,570 Shares at an exercise price of $2.98 per Share, subject to standard adjustments as set forth therein.  The 2023 Warrants are exercisable pursuant to the terms thereof beginning November 6, 2023 and terminate five years from such date.

The foregoing description of the 2023 Warrants does not purport to be complete and is qualified in its entirety by reference to the Common Stock Purchase Warrant, a copy of which was filed by the Issuer as Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on May 4, 2023 and is hereby incorporated herein by reference.”

Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit 20 the Securities Purchase Agreement, dated as of May 3, 2023, incorporated by reference to the copy thereof filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 4, 2023.

There is filed herewith as Exhibit 21 the Form of Common Stock Purchase Warrant, incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on May 4, 2023.”

Page 9 of 17 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  May 26, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Schuler Education Foundation
/s/ Jack W. Schuler
By Jack W. Schuler, President

Page 10 of 17 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated May 26, 2023
2.	Securities Purchase Agreement, dated August 4, 2014, by and among Metabolix, Inc. (n/k/a Yield10 Bioscience, Inc.) and the investors named therein*
3.	Amended and Restated Letter Agreement, dated August 4, 2014, by and among Metabolix, Inc. (n/k/a Yield10 Bioscience, Inc.), Jack W. Schuler, Renate Schuler and the Schuler Family Foundation*
4.	Securities Purchase Agreement, dated June 15, 2015, by and among Metabolix, Inc. (n/k/a Yield10 Bioscience, Inc.) and the investors named therein**
5.	Standstill Agreement, dated June 19, 2015, by and among Metabolix, Inc. (n/k/a Yield10 Bioscience, Inc.), Jack W. Schuler, Renate Schuler and the Schuler Family Foundation**
6.	Securities Purchase Agreement, dated July 3, 2017, by and among Yield10 Bioscience, Inc. and the investors named therein**
7.
Underwriting Agreement, dated as of December 19, 2017, by and between Yield10 Bioscience, Inc. and Ladenburg Thalmann & Co. Inc. as representative of the several underwriters, if any, named on Schedule I thereto**

8.	Form of 2017 Series A Common Stock Purchase Warrant***
9.	Form of 2017 Series B Common Stock Purchase Warrant***
10.	Form of Securities Purchase Agreement, dated as of March 14, 2019, by and among Yield10 Bioscience, Inc. and the investors named therein***
11.	Placement Agency Agreement, dated as of March 14, 2019, by and between Yield10 Bioscience, Inc. and Ladenburg Thalmann & Co. Inc.***
12.	Certification of Designation of Preferences, Rights, and Limitations of Series B Convertible Preferred Stock****
13.	Form of 2019 Series A Common Stock Purchase Warrant****
14.	Form of 2019 Series B Common Stock Purchase Warrant****
15.	Form of Securities Purchase Agreement, dated as of November 14, 2019, by and among Yield10 Bioscience, Inc. and the investors named therein****
16.	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Yield10 Bioscience, Inc.****
17.	Underwriting Agreement, dated as of August 22, 2020, by and between Yield10 Bioscience, Inc. and Maxim Group LLC as representative of the several underwriters, if any, named on Schedule I thereto*****
18.	Securities Purchase Agreement, dated as of August 22, 2020, by and between Yield10 Bioscience, Inc. and the investors listed on Schedule I thereto*****
19.
Underwriting Agreement, dated as of January 31, 2021, by and between Yield10 Bioscience, Inc. and Maxim Group LLC as representative of the several underwriters, if any, named on Schedule I thereto******

20.	Securities Purchase Agreement, dated May 5, 2023
21.	Form of 2023 Common Stock Purchase Warrant

* Filed as an exhibit to the Schedule 13D filed on August 29, 2014
** Filed as an exhibit to the Schedule 13D filed on August 2, 2017
*** Filed as an exhibit to the Schedule 13D filed on June 26, 2019
**** Filed as an exhibit to the Schedule 13D filed on February 6, 2020
***** Filed as an exhibit to the Schedule 13D filed on August 31, 2020
****** Filed as an exhibit to the Schedule 13D filed on February 5, 2021

Page 11 of 17 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  May 26, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Schuler Education Foundation
/s/ Jack W. Schuler
By Jack W. Schuler, President

Page 12 of 17 Pages

Explanatory Note to Schedules A-D

As stated in the Preliminary Note, due to inadvertent administrative error, prior to this Amendment the Reporting Persons failed to file four amendments to Schedule 13D, each of which was required, pursuant to Rule 13d-2(a), to report aggregate dispositions of Shares by the Reporting Persons representing one percent or more of the Shares then outstanding (each such one-percent aggregate disposition, a “One-Percent Disposition”).

The first such One-Percent Disposition occurred due to sales of Shares by the Trust culminating with a sale on October 18, 2022.  The second such One-Percent Disposition occurred due to sales of Shares by the Trust culminating with a sale on October 28, 2022.  The third such One-Percent Disposition occurred due to sales of Shares by the Trust culminating with a sale on December 2, 2022.  The fourth such One-Percent Disposition occurred due to sales of Shares by the Trust culminating with a sale on December 14, 2022.

Schedules A-D beginning on the next page provide, with respect to each of the four amendments to Schedule 13D that were not filed with respect to a One-Percent Disposition, the sixty-day pre-amendment trading history required by Item 5(c) of Schedule 13D.

Page 13 of 17 Pages

Schedule A

One-Percent Disposition Culminating with Sale on 10/18/22

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days preceding (and inclusive of) October 18, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
10/6/2022	4,901 (S)	$2.96
10/7/2022	200 (S)	$2.90
10/11/2022	900 (S)	$2.96
10/12/2022	1,200 (S)	$2.85
10/13/2022	3,000 (S)	$2.88
10/14/2022	3,000 (S)	$3.20
10/17/2022	25,343 (S)	$3.34
10/18/2022	13,822 (S)	$3.35

Page 14 of 17 Pages

Schedule B

One-Percent Disposition Culminating with Sale on 10/28/22

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days preceding (and inclusive of) October 28, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
10/19/2022	4,259 (S)	$3.22
10/20/2022	4,200 (S)	$3.14
10/21/2022	20,338 (S)	$3.09
10/24/2022	4,625 (S)	$3.06
10/25/2022	3,141 (S)	$3.07
10/26/2022	7,420 (S)	$3.03
10/27/2022	4,000 (S)	$3.03
10/28/2022	4,158 (S)	$3.01

Page 15 of 17 Pages

Schedule C

One-Percent Disposition Culminating with Sale on 12/2/22

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days preceding (and inclusive of) December 2, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
10/31/2022	9,851 (S)	$3.01
11/1/2022	3,000 (S)	$2.97
11/2/2022	3,000 (S)	$2.81
11/4/2022	1,400 (S)	$2.53
11/7/2022	3,000 (S)	$2.45
11/8/2022	3,000 (S)	$2.49
11/9/2022	3,400 (S)	$2.41
11/14/2022	3,000 (S)	$2.70
11/15/2022	3,000 (S)	$2.72
11/28/2022	3,000 (S)	$2.44
11/29/2022	3,000 (S)	$2.47
11/30/2022	3,000 (S)	$2.36
12/1/2022	3,000 (S)	$2.33
12/2/2022	3,000 (S)	$2.19

Page 16 of 17 Pages

Schedule D

One-Percent Disposition Culminating with Sale on 12/14/22

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person during the sixty days preceding (and inclusive of) on December 14, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
12/5/2022	7,000 (S)	$2.06
12/6/2022	7,000 (S)	$1.96
12/7/2022	3,504 (S)	$1.91
12/8/2022	5,300 (S)	$1.91
12/9/2022	10,152 (S)	$1.88
12/12/2022	4,292 (S)	$1.80
12/13/2022	7,000 (S)	$1.75
12/14/2022	18,192 (S)	$1.89

Page 17 of 17 Pages